Exhibit 3.1

AMENDMENT TO TEKMIRA PHARMACEUTICALS CORPORATION ARTICLES OF INCORPORATION

Part 18.2

Questions arising at any meeting of directors are to be decided by a majority of votes (subject to Part 27), and, in the case of an equality of votes, the chair of the meeting shall not have a second (or casting) vote.

Part 27 - Transitional Governance Matters

Notwithstanding any other provision of these Articles, for a period commencing upon the effective date of the merger (the "Merger") between TKM Acquisition Corporation, a wholly-owned subsidiary of the Company, and OnCore Biopharma, Inc., a Delaware corporation, undertaken pursuant to an Agreement and Plan of Merger and Reorganization dated January 11, 2015, and ending upon the earlier of (i) thirty six (36) months following the effective date of the Merger and (ii) when RS no longer has a right to nominate one or more directors under Section I of this Part 28, the following provisions shall apply:

Supermajority Matters

1.
Any one of the following matters shall require the approval of at least seventy percent (70%) of the number of directors then in office, whether such approval is given by way of a vote at a meeting of directors or by written consent:

(a)	the removal or replacement of the chair of the board of directors of the Company;

(b)	the removal or replacement of the chief executive officer of the Company,

(c)	subject to Part 28, the nomination of a director for election to the board of directors of the Company;

(d)	subject to Part 28, the appointment of a director to the board of directors of the Company to fill a vacancy created by the resignation or death of a director;

(e)	subject to Part 28, the appointment of an additional director to the board of directors of the Company;

(f)
any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of, or involving, the Company or any subsidiary of the Company;

(g)
any sale or issuance of shares of the Company or other equity interests in the Company (or rights, interests or securities convertible into or exercisable for such shares or other equity interests), in one or more connected transactions, which would be greater than 5% of the outstanding shares of stock of the company, other than the grant or issuance of such equity interests in connection with any stock-based compensation plan or plans approved by the board of directors of the Company;

(h)
any sale of assets (or any strategic alliance, joint venture, license or other arrangement having the same economic effect as a sale) of the Company or any subsidiary of the Company representing a transaction value and/or payments greater than $10 million;

(i)
ceasing or abandoning any research, development or commercialization efforts that were publicly disclosed by the Company as having been underway as at the effective date of the Merger, or declining to advance the development or commercialization of such programs,

(j)	incurring any indebtedness or third party guarantees in excess of $5,000,000 individually or $10,000,000 in the aggregate; or

(k)	any amendment or proposed amendment to the Articles or Notice of Articles of the Company,

(collectively referred to as "Supermajority Matters").

Inconsistencies

2.	In the event of an inconsistency between a provision of this Part 27 and any other provision of these Articles, the provision of this Part 27 shall prevail.

Alterations of Part 27 and Section 18.2

3.	This Part 27 and Section 18.2 may only be amended by special resolution.

Part 28- Director Election Matters

Definitions

In this Part, the following terms shall have the meaning assigned to them below:

"Calculated on an Undiluted Basis" means calculated before giving effect to the exercise, conversion or exchange of any securities exercisable for, convertible into, or exchangeable for, Company Shares;

"Company Shares" means the common shares in the capital of the Company as constituted on the date hereof;

"Record Date Notice" means the date of the letter filed on SEDAR by the Company's registrar and transfer agent giving notice of the record date for determination of the shareholders entitled to notice of and to vote at any Shareholder Meeting; and

"Shareholder Meeting" means an annual general meeting of shareholders or special meeting of shareholders of the Company called for the purpose of electing directors to the board of directors of the Company.

Election of Directors

1.  For so long as Roivant Sciences Ltd. ((the "Nominating Shareholder" or "RS") has "beneficial ownership" (as defined pursuant Rule 13d-3 under the United States, Securities Exchange Act of 1934, as amended) (''Beneficial Ownership") owns or exercises control or direction over not less than:

(a)  twenty- percent (20%) of the issued and outstanding Company Shares Calculated on an Undiluted Basis as at the Record Date Notice, RS has the right to nominate two (2) individuals for election to the board of directors of the Company at each Shareholder Meeting; and

(b)  ten percent (10%) of the issued and outstanding Company Shares Calculated on an Undiluted Basis as at the Record Date Notice, RS has the right to nominate one (1) individual for election to the board of directors of the Company at each Shareholder Meeting,

(where such designee directors are referred to as the "RS Nominated Directors").

2.  Upon the Nominating Shareholder having Beneficial Ownership or exercising control or direction over less than ten percent (10%) of the outstanding Company Shares Calculated on an Undiluted Basis as at the Record Date Notice, the nomination rights provided under Section 1 will be of no further force and effect.

Number of Directors

3.  For so long as the Nominating Shareholder has a right to nominate one or more directors under Section 1 of this Part 28, the number of directors of the Company shall not exceed seven (7) directors without the prior written consent of the Nominating Shareholder.

Nomination Procedure

4.  For so long as the Nominating Shareholder has a light to nominate one or more directors under Section 1 of this Part 28:

(a)
No earlier than ninety (90) days and no later than sixty (60) days prior to the date of each Shareholder Meeting, the Company shall notify RS in writing of the date of the Shareholder Meeting (the "Company Notice"). The Company Notice shall specify the total number of Company Shares issued and outstanding Calculated on an Undiluted Basis as at the Record Date Notice.

(b)
RS shall have the right and option, exercisable within fifteen (15) days from receipt of the Company Notice (the "Nomination Right Notice Period") by written notice to the Company (the "Nomination Notice") to exercise the Nomination Right. If RS wishes to exercise the Nomination Right, RS must specify in the Nomination Notice (i) the number of Company Shares beneficially owned by the Nominating Shareholder as at the date of the Nomination Notice, (ii) the name of the individual(s) RS wishes to nominate for election to the board of directors of the Company, and (iii) confirm that the nominee(s) are eligible to act as director(s) under the Act or, if the Company is otherwise governed by another statue or regime, that the nominee(s) are eligible to act as a director under such statute or regime. As soon as reasonably possible after the request by the Company, duly completed forms and any other information in respect of the RS Nominated Directors, as required by the relevant stock exchange, shall be provided by the RS Nominated Directors.

(c)
If RS fails to deliver a Nomination Notice in response to a Company Notice within the Nomination Right Notice Period, then the Company will not be required to nominate individuals identified by RS for election to the board of directors of the Company at the Shareholder Meeting with respect to which RS failed to deliver the Nomination Notice, and RS shall have the right to nominate person(s) for election to the board of directors of the Company at the next Shareholder Meeting in accordance with this Part 28.

(d)
If RS delivers a Nomination Notice in response to a Company Notice within the Nomination Right Notice Period then, subject only to the nominee(s) identified in the Nomination Notice being eligible to act as director(s) of the Company, the Company shall (i) nominate the RS nominee(s) to stand for election to the board of directors of the Company at the Shareholder Meeting, and (ii) solicit proxies from the holders of Company Shares in respect thereof which will be satisfied by delivery of a form of proxy to the holders of Company Shares following standard procedures consistent with past practice. For greater certainty, the Company (x) shall not be required to retain a third party solicitation agent, and (y) shall include the name of the RS nominee(s) to stand for election to the board of directors of the Company in the proxy to be delivered to each holder of Company Shares in respect of the Shareholder Meeting. The Nominating Shareholder shall also provide to the Company such other information regarding the RS nominee(s) as may be reasonably requested by the Company so as to comply with applicable proxy disclosure requirements under applicable securities laws, together with such other information, including a biography of the RS Nominated Directors, that is consistent with the information the Company intends to publish about management nominees as directors of the Company in the information circular to be prepared by the Company in connection with the election of directors at a Shareholder Meeting.

Casual Vacancies

5.  In the event that an RS Nominated Director resigns, dies, becomes incapacitated or otherwise ceases to be a director prior to the expiration of his or her term as a director, such vacancy on the board of directors shall be filled by the remaining directors with the nominee identified by RS promptly. The Company shall use all commercially reasonable steps, promptly upon receipt by it of a written notice from RS to fill such vacancy, as are necessary to call (no later than five (5) days following notice of such identified nominee by RS) a meeting of the board of directors to vote on the appointment of such Shareholder Designee to fill such vacancy (or to obtain a vote of the directors by way of unanimous written resolution) and take all such other steps as are required by the Act with respect to such appointment.

Transitional Period

6.  This Part 28 shall remain in effect until the date that is the earlier of (i) thirty-six (36) months following the effective date of the Merger and (ii) when RS no longer has a right to nominate one or more directors under Section 1 of this Part 28.

Inconsistencies

7.  In the event of an inconsistency between a provision of this Part 28 and any other provision of these Articles, the provision of this Part 28 shall prevail.